Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES TSX APPROVAL OF NORMAL COURSE ISSUER BID

Thousand Oaks, CALIFORNIA, September 19, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by the Company of its intention to make a normal course issuer bid (a “Bid”) to purchase up to an aggregate of 1,768,841 common shares (“Shares”), being approximately 5% of the total number of 35,376,833 Shares issued and outstanding as at September 10, 2025, through the facilities of the TSX and the Nasdaq Capital Market (the “Nasdaq”) or through alternative Canadian trading platforms. The actual number of Shares which may be purchased pursuant to the Bid will be determined by management of the Company.

Under the Bid, Shares may be repurchased in open market transactions on the TSX and the Nasdaq and/or other Canadian marketplaces, or by such other means as may be permitted by the TSX and the Nasdaq and applicable securities laws. The price which the Company will pay for any such Shares will be the prevailing market price at the time of purchase.

Pursuant to TSX rules and policies, the maximum number of Shares that may be purchased in one day on the TSX pursuant to the Bid will be the greater of 1,000 and 25% of average daily trading volume of the Shares on the TSX for the most recently completed six calendar months, subject to certain prescribed exceptions. 25% of the average daily trading volume of the Shares on the TSX for the six calendar months ended August 31, 2025 is 10,626 Shares. In accordance with U.S. securities laws, the maximum number of Shares that may be purchased in one day on the Nasdaq pursuant to the Bid is 25% of average daily trading volume of the Shares on the Nasdaq in the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

The timing of purchases will be determined by management of the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. All Shares will be purchased for cancellation and the funding for any purchase pursuant to the Bid will be financed out of the working capital of the Company. The duration of the Bid will be one year and will commence on September 23, 2025 and end on September 22, 2026.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of its Shares. As a result, depending upon future price movements and other factors, the Board believes that the Shares may represent an attractive investment to the Company and that the purchase of the common shares would be an appropriate use of corporate funds and in the best interests of the Company and its shareholders.

Pursuant to the Company’s prior normal course issuer bid which began on September 23, 2024 and expires on September 22, 2025, the Company obtained approval from the TSX to purchase up to 1,786,798 Shares. As of September 10, 2025, the Company has purchased 548,293 Shares at a weighted average price of CAD$7.21 per Share pursuant to open market transactions through the facilities of TSX and in the United States through the facilities of Nasdaq.

Under the terms of the credit facility between the Company’s operating subsidiary, Kolibri Energy US Inc. (formerly BNK Petroleum (US) Inc.) (“KEI US”), and the lender, KEI US may only distribute cash to the Company in certain circumstances. Accordingly, the Company will only repurchase Shares pursuant to the Bid using cash which has been distributed to the Company by KEI US in compliance with the terms of the credit facility.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the Nasdaq under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the terms under which the Bid will be operated, including the timing of the Bid, the number and price of Shares that may be purchased under the Bid, and any anticipated benefits or results of the Bid. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that the Bid will be undertaken on the timing and terms anticipated. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.